Exhibit 99(d)(3)

EXPENSE LIMITATION AGREEMENT

CREDIT SUISSE ASSET MANAGEMENT, LLC

One Madison Avenue

New York, New York 10010

August 14, 2012

Credit Suisse Opportunity Funds

One Madison Avenue

New York, New York 10010

Dear Sirs:

Credit Suisse Asset Management, LLC herewith confirms our agreement with you as follows:

1.                                       You are an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “Act”).  Pursuant to an Amended and Restated Investment Advisory Agreement dated as of August 14, 2012 (the “Investment Advisory Agreement”), you have employed us to manage the investment and reinvestment of the assets of each of Credit Suisse Liquid Managed Futures Strategy Fund and Credit Suisse Strategic Income Fund (each a “Fund” and together the “Funds”), series of Credit Suisse Opportunity Funds.

2.                                       We hereby agree that, notwithstanding any provision to the contrary contained in the Investment Advisory Agreement, we shall limit as provided herein the aggregate expenses of every character incurred by each Fund, including but not limited to the fees (“Advisory Fees”) payable to us pursuant to the Investment Advisory Agreement (the “Limitation”).  Under the Limitation, we agree that, through September 28, 2013, such expenses for each Fund shall not exceed a percentage (the “Percentage Expense Limitation”) of the Fund’s average daily net assets equal to, on an annualized basis, 1.95% in the case of Class A shares, 2.70% in the case of Class C shares and 1.70% in the case of Class I shares for the Credit Suisse Liquid Managed Futures Strategy Fund and 1.24% in the case of Class A shares, 1.99% in the case of Class C shares and 0.99% in the case of Class I shares for the Credit Suisse Strategic Income Fund.

To determine our liability for expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year, or limitation period, if shorter (the “Prorated Limitation”).  The Prorated Limitation shall be compared to the applicable Fund’s expenses recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the “Allowable Expenses”).  If Advisory Fees and the Funds other expenses for the current day exceed the Allowable Expenses, Advisory Fees for the current day shall be reduced by such excess (“Unaccrued Fees”).  In the event such excess exceeds the amount due as Advisory Fees, we shall be responsible for the additional excess (“Other Expenses Exceeding Limit”).  Cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit shall be paid to us in the future, provided that (1) no such payment shall be made to us after September 28, 2016, (2) such payment shall be made only to the extent that it does not cause the applicable Class’ aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation, and (3) no such payment shall be made to us to the extent that the aggregate of such payments would exceed the amount of offering expenses (as defined by the Financial Accounting Standards Board) recorded by each Fund for financial reporting purposes on or before September 28, 2013.

3.                                       Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing each Fund’s expenses outside the contours of this Agreement during any time period before or after September 28, 2013; nor shall anything herein be construed as requiring that we limit, waive or reimburse any of each Fund’s expenses incurred after September 28, 2013, or, except as expressly set forth herein, prior to such date.

4.                                       This Agreement shall become effective on the date hereof and remain in effect until March 5, 2013.  This Agreement may be terminated by either party hereto upon not less than 60 days’ written notice to the other party.  Upon the termination or expiration hereof, we shall have no claim against the Funds for any amounts not reimbursed to us pursuant to the provisions of paragraph 2.

5.                                       This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/John G. Popp
Name: John G. Popp
Title: Authorized Signatory

Agreed to and accepted

as of the date first set forth above.

CREDIT SUISSE OPPORTUNITY FUNDS,

on behalf of each of Credit Suisse Liquid Managed

Futures Strategy Fund and

Credit Suisse Strategic Income Fund

By	/s/Karen Regan
Name: Karen Regan
Title: Secretary